Nuts and Bolts International, Inc.

929 Greenwood Circle

Cary, NC 27511

January 14, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen

Re:	Nuts and Bolts International, Inc.

Registration Statement on Form S-1

Filed November 26, 2014

File No. 333-200624

Dear Ms. Nguyen:

We are in receipt of your comment letter dated December 22, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We respectfully submit to the Staff that there are no written communications, as defined in Rule 405 under the Securities Act, that were presented to potential investors in reliance on Section 5(d) of the Securities Act.

Prospectus Cover Page

2.	Please revise to disclose whether you have made any arrangement to place investor funds in an escrow, trust, or similar account and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

RESPONSE: We respectfully submit to the Staff that our disclosure on the “Prospectus Cover Page” states that the shares in this offering are solely for selling security holders named in this prospectus and that the Company will not receive any proceeds from the sale of the common stock covered by this prospectus. Therefore, no arrangements have been made regarding the handling of investor funds.

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Loan Lauren P. Nguyen

Securities and Exchange Commission

January 14, 2015

Determination of Offering Price, page 18

3.	Please disclose both (i) the implied aggregate value of all of your common stock to be outstanding after the offering, based on the proposed offering price of $0.10 per share and (ii) your total stockholders’ equity as of your most recent balance sheet date presented in the filing. Based on the 6,437,500 shares of common stock disclosed to be outstanding after the offering, it appears the implied aggregate price of your common stock is $643,750.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to include the implied aggregate value of all outstanding stock after the offering as well as our total stockholders’ equity as of our most recent balance sheet (October 31, 2014).

Description of Business, page 22

4.	Please describe the process of acquiring and developing additional ebooks, how long the process is expected to take, and whether you are currently developing additional titles.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to describe the process of acquiring and developing additional eBooks, how long the process is expected to take, and whether we are currently developing additional titles.

Description of Business, page 22

5.	We note your disclosure on page 29 that Mr. Hillerbrand will be paid for researching and writing specific ebook titles. Please disclose whether Mr. Hillerbrand is expected to develop all of the company’s products.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to reflect that Mr. Hillerbrand is expected to produce all of the eBooks for the Company until the Company achieves a positive cash flow.

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Loan Lauren P. Nguyen

Securities and Exchange Commission

January 14, 2015

Executive Compensation, page 29

6.	We note that July 31 is your fiscal year end and that you have paid Mr. Hillerbrand since inception. Please tell us why you have not included a summary compensation table. Please refer to Item 402(n) of Regulation S-K.

RESPONSE: We respectfully submit to the Staff that we originally omitted the “Summary Compensation Table” in error and have updated our disclosure to include a “Summary Compensation Table.”

7.	Please provide the information as required pursuant to Item 402(r) of Regulation S-K.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure under “Executive Compensation” to add the necessary information pursuant to Item 402(r) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

8.	We note that you are a development stage company with nominal operations and no revenues to date. As such, please expand the description of the plan of operation for the company. In particular, please discuss the timelines, projected costs, milestones, and additional funding needed, as well as your plans for obtaining such additional financing, for the development of your business over the next twelve months.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure under the “Plan of Operation” to address the issues listed above.

Results of Operations, page 27

Liquidity, Capital Resources, and Off-Balance Sheet Arrangements, page 27

9.	Please quantify your cash on hand, monthly burn rate and the month you will run out of funds without additional capital.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to reflect cash on hand, monthly burn rate and the month we will run out of funds without additional capital.

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Loan Lauren P. Nguyen

Securities and Exchange Commission

January 14, 2015

Financial Statements, page F-1

10.	Please note the age of financial statements requirements pursuant to Rule 8-08 of Regulation S-X and update as necessary in any amendment of the filing.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to include our latest set of financials from the period of August 21, 2013 (date of inception) to October 31, 2014.

Exhibit 23.1

11.	Please include a currently dated consent from the independent registered public accountant in any amendment of the filing.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to show a current consent form from our independent registered public accountant.

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NUTS AND BOLTS INTERNATIONAL, INC.

By:	/s/ Michael Hillerbrand
Name: Michael Hillerbrand
Title: President and Chief Executive Officer

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